Marriott International, Inc. 7750 Wisconsin Avenue, Bethesda, MD 20814 (301) 380-3000

April 19, 2023

Mr. Isaac Esquivel

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Re:	Marriott International, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Form 8-K

Filed February 14, 2023

File No.: 001-13881

Dear Mr. Esquivel:

On behalf of Marriott International, Inc. (“Marriott,” “we” or “our”), this responds to your letter dated April 17, 2023 to Kathleen K. Oberg, Chief Financial Officer and Executive Vice President, Development, which sets forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on Marriott’s Form 8-K filed on February 14, 2023. The Staff’s comment is set forth below, followed by our related response. If you have further questions, we would be pleased to discuss the response with you at your convenience.

Form 8-K Filed February 14, 2023

Exhibit 99

Company Outlook page 5

1.

We note you provide ranges for Adjusted EPS—diluted for your first quarter 2023 and full-year fiscal 2023 guidance. However, you did not provide reconciliations to the most directly comparable GAAP measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response to Comment #1

Marriott respectfully advises the Staff that it is relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K to not provide reconciliations to the most directly comparable GAAP measure for the Adjusted EPS—diluted guidance for its first quarter 2023 and full-year fiscal 2023 included on page 5 of Exhibit 99.

Mr. Isaac Esquivel

April 19, 2023

When we provided ranges for the Adjusted EPS – diluted metrics on page 5 of Exhibit 99, we footnoted this disclosure with the following footnote #3:

“3 Adjusted EBITDA and Adjusted EPS – diluted for first quarter and full year 2023 do not include cost reimbursement revenue, reimbursed expenses, restructuring, merger-related charges, and other expenses, or any asset sales that may occur during the year, each of which the company cannot forecast with sufficient accuracy, and which may be significant.”

Marriott believes this footnote satisfies the requirements of Item 10(e)(1)(i)(B) of Regulation S-K as it explains that Marriott cannot “forecast with sufficient accuracy” certain items. It also identifies what information is unavailable (“cost reimbursement revenue, reimbursed expenses, restructuring, merger-related charges, and other expenses, or any asset sales that may occur during the year, each of which the company cannot forecast with sufficient accuracy”) and its probable significance (“which may be significant”). However, Marriott will revise future filings to make clear that it is relying on the “unreasonable efforts” exception by adding the underlined text to the relevant disclosure:

“3 Adjusted EBITDA and Adjusted EPS – diluted for first quarter and full year 2023 do not include cost reimbursement revenue, reimbursed expenses, restructuring, merger-related charges, and other expenses, or any asset sales that may occur during the year, each of which the company cannot forecast with sufficient accuracy and without unreasonable efforts, and which may be significant.”

*    *    *

We acknowledge that Marriott is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (301) 380-4973 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Kathleen K. Oberg

Kathleen K. Oberg
Chief Financial Officer and Executive Vice President, Development